SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 February 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 11 February, 2010 re:  'Sale of 70% esure Stake Announced'

6/10                                                                                                                                                                                                                                                                          11 February 2010
LLOYDS BANKING GROUP ANNOUNCES SALE OF 70% ESURE STAKE
Lloyds Banking Group is today announcing the sale of its 70 per cent stake in esure, the online insurer, to a management buyout vehicle to be called esure Group Holdings Ltd, led by esure chairman Peter Wood, for a cash consideration slightly in excess of book value in the Lloyds Banking Group accounts (31 December 2008: £185 million).  As at 31 December 2008, esure had gross assets of £975.5 million (including assets backing insurance liabilities).  The impact on the Group's accounts is not expected to be material.

esure, which includes the Sheilas' Wheels brand, was founded in 2000 as a joint venture by Peter Wood and the then Halifax plc.  esure now offers home, motor, travel and pet insurance, using the internet as a primary sales channel.

Lloyds Banking Group is the largest provider of household insurance in the UK and primarily operates through two main brands; Lloyds TSB General Insurance and Halifax General Insurance.  These operations provide household, motor, travel, pet, business, healthcare and creditor protection insurance products.

esure staff will continue to be employed by esure Services Ltd.

Archie Kane, Group Executive Director Insurance, Lloyds Banking Group said:

"This sale means we can focus our efforts on our core general insurance brands of Halifax and Lloyds TSB.  Our priority is to deliver strong insurance products and excellent customer service across the general insurance business, thereby reinforcing our reputation as a market-leading insurance provider."

- END -

For further information:

Investor Relations
Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Head of Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                                  +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Richard Janes                                                                       +44 (0) 20 7356 1517
Media Relations Manager
Email: richardjanes@halifax.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:   February 11, 2010